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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-201

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Cantor Fitzgerald & Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59th Street
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas A. Battaglia 212-294-7849
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name - if individual, state last, first, middle name)

5 Times Square (Address) New York (City) New York (State) 10036-6530 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (06-02).

KW
4/3

AFFIRMATION

I, Thomas A. Battaglia, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Cantor Fitzgerald & Co. (the "Partnership"), as of December 31, 2011, are true and correct. I further affirm that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Financial Operations Principal
Title



Notary Public

Heidi M. Castro
Notary Public, State of New York
 # 01CA6094353
Qualified in New York County
Commission Expires 6/16/15



Statement of Financial Condition

Cantor Fitzgerald & Co.
December 31, 2011
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP



Cantor Fitzgerald & Co.

Table of contents

This report ** contains (check all applicable boxes): Page

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

To the Partners of
Cantor Fitzgerald & Co.

We have audited the accompanying statement of financial condition of Cantor Fitzgerald &Co. (the "Partnership") as of December 31, 2011. The statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Partnership's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Cantor Fitzgerald & Co. at December 31, 2011 in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2012

A member firm of Ernst & Young Global Limited

Cantor Fitzgerald & Co.

Statement of Financial Condition

December 31, 2011
(In Thousands)

Assets		
Cash and cash equivalents		$ 718,786
Cash and securities segregated under federal and other regulations		219,418
Securities purchased under agreements to resell		10,938,315
Securities owned:		
Pledged as collateral	$ 1,588,403	
Unencumbered	170,068	1,758,471
Securities borrowed		631,739
Receivables from broker-dealers, clearing organizations, customers and related broker-dealers		792,122
Receivables from related parties		10,443
Fixed assets, net		7,208
Other assets		3,841
Total assets		$ 15,080,343
Liabilities, subordinated borrowings and partners' capital		
Securities sold, not yet purchased		$ 947,321
Securities sold under agreements to repurchase		12,567,737
Securities loaned		470,144
Payables to broker-dealers, clearing organizations, customers and related broker-dealers		580,064
Accrued compensation		47,756
Accounts payable and accrued liabilities		9,258
Payables to related parties		21,257
Total liabilities		14,643,537
Subordinated borrowings		180,000
Partners' capital:		
General partner		254,238
Limited partner		2,568
Total partners' capital		256,806
Total liabilities, subordinated borrowings and partners' capital		$ 15,080,343

See notes to the statement of financial condition.

Cantor Fitzgerald & Co.

Notes to Statement of Financial Condition

December 31, 2011
(In Thousands)

1. General and Summary of Significant Accounting Policies

Description of Business – Cantor Fitzgerald & Co. (the "Partnership") is a general partnership organized under the laws of the state of New York. The Partnership is a registered broker–dealer in securities and a futures commission merchant, principally trading in equity, corporate, government, mortgage backed and municipal securities, and financial futures. In addition, the Partnership is in the business of clearing for correspondent customers. The Partnership is a primary dealer in U.S. government securities. The Partnership is owned by Cantor Fitzgerald Securities ("CFS") (94%) the managing general partner, CFLP CF&Co. I Holdings, L.P. (1%) the limited partner, both of which are indirect wholly owned subsidiaries of Cantor Fitzgerald, L.P. ("CFLP" and together with its subsidiaries, "Cantor"), and Cantor Fitzgerald Group Management CF&Co. Holdings, LLC (5%), which is a subsidiary of CF Group Management, Inc. ("CFGM"), the managing general partner of CFLP. In exchange for an indemnity from CFS, CFGM by a separate agreement with CFS, has assigned its entire 5% indirect interest in the Partnership to CFS.

Basis of Presentation – The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which includes industry practices.

Use of Estimates – Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the statement of financial condition.

Cash and Cash Equivalents – The Partnership considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Cash and Securities Segregated Under Federal and Other Regulations – Cash and securities segregated under federal and other regulations are segregated for the protection of customers and for the proprietary accounts of introducing brokers and dealers under the Commodity Exchange Act and Securities Exchange Commission ("SEC") Act of 1934.

1. General and Summary of Significant Accounting Policies (continued)

Securities Transactions – Commission income and expense on customers', broker–dealers' and clearing organizations' securities transactions are recorded on a trade date basis. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the statement of financial condition. Securities transactions of the Partnership and the related principal transaction revenues are recorded on a trade date basis.

Revenue Recognition – The Partnership derives its revenues primarily through commissions, principal transactions from brokerage services and fees from investment banking and advisory services.

Commissions – Commissions are derived from agency brokerage transactions, whereby the Partnership connects buyers and sellers in the over–the–counter ("OTC") and exchange markets and assists in the negotiation of the price and other material terms of transactions. Commission revenues and related expenses are recognized on a trade date basis.

Principal Transactions – Principal transaction revenues are primarily derived from matched principal transactions, whereby the Partnership simultaneously agrees to buy securities from one customer and sell them to another customer. Certain trading businesses are allowed to enter into unmatched principal transactions to facilitate a customer's execution needs for transactions initiated by such customers. Revenues earned from principal transactions represent the spread between the buy and sell price of the security, commodity or derivative. Principal transaction revenues and related expenses are recognized on a trade date basis. Positions held as part of principal transactions are marked to market on a daily basis.

Investment Banking and Advisory Services, Net – Investment banking and advisory services includes underwriting revenues, fees for controlled equity offerings, and merger and acquisition advisory services which are accrued when services for the transactions are substantially complete. Transaction related expenses are recognized when incurred. Investment banking and advisory services revenues are net of related transaction expenses.

Securities Owned and Securities Sold, Not Yet Purchased – Securities owned and securities sold, not yet purchased are recorded at fair value based on current listed market prices or broker quotes.

1. General and Summary of Significant Accounting Policies (continued)

Fair Value – Financial Accounting Standards Board ("FASB") issued guidance on fair value measurement that defines fair value as the price received to transfer an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and further expands disclosures about such fair value measurements.

The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 measurements – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 measurements – Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

- Level 3 measurements – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

In determining fair value, the Partnership separates Securities owned and Securities sold, but not yet purchased into two categories: cash instruments and derivative contracts.

- Cash Instruments – Cash instruments are generally classified within Level 1 or Level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include most U.S. government securities and equities. Such instruments are generally classified within Level 1 of the fair value hierarchy. The Partnership does not adjust the quoted price for such instruments, even in situations where the Partnership holds a large position and a sale could reasonably impact the quoted price. The types of instruments valued based on quoted prices in markets that are not active, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency include certain U.S. government securities, agency securities, corporate bonds and municipal obligations. Such instruments are generally classified within Level 2 of the fair value hierarchy.

1. General and Summary of Significant Accounting Policies (continued)

- Derivative Contracts – Derivative contracts can be exchange–traded or OTC. Exchange–traded derivatives typically fall within Level 1 or Level 2 of the fair value hierarchy depending on whether they are deemed to be actively traded or not. The Partnership generally values exchange–traded derivatives using the closing price from the exchange. OTC derivatives are valued using market transactions and other market evidence whenever possible, including market–based inputs to models, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. For OTC derivatives that trade in liquid markets, such as generic options, certain forwards and To Be Announced mortgage backed securities ("TBAs"), model inputs can generally be verified and model selection does not involve significant management judgment. Such instruments are typically classified within Level 1 or 2 of the fair value hierarchy.

Securities Sold Under Agreements to Repurchase and Securities Purchased Under Agreements to Resell – Securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("reverse repurchase agreements") are accounted for as collateralized financing transactions and are recorded at the contractual amount for which the securities will be repurchased or resold, including accrued interest. The Partnership offsets certain repurchase agreements and reverse repurchase agreements when a legal right of offset exists under master netting arrangements, which are enforceable by law. It is the policy of the Partnership to obtain possession of collateral with a market value equal to, or in excess of, the principal amount loaned under reverse repurchase agreements. Collateral is valued daily and the Partnership may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Securities Lending Activities – Securities borrowed and loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Partnership to deposit cash with the lender. Fees received or paid in connection with these activities are recorded as interest revenue or interest expense, respectively, and are recognized in net revenues over the life of the transaction. The Partnership monitors the market value of securities borrowed on a daily basis and obtains additional collateral as necessary to ensure such transactions are adequately collateralized.

1. General and Summary of Significant Accounting Policies (continued)

Fixed Assets, Net – Fixed assets are recorded at historical cost and depreciated over their estimated economic useful lives, generally three to five years, using the straight–line method. Leasehold improvements are amortized over their estimated economic useful lives or the remaining lease term, whichever is shorter.

The Partnership has asset retirement obligations related to certain of its leasehold improvements, which it accounts for using the guidance from FASB, *Accounting for Asset Retirement Obligations*, which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement cost is capitalized as part of the carrying amount of the long–lived asset. The liability is discounted and accretion expense is recognized using the long–term composite risk–free interest rate in effect when the liability was initially recognized. The carrying value of the Partnership asset retirement obligation is $0.2 million at December 31, 2011, which approximates fair value and is included in Accounts payable and accrued liabilities in the statement of financial condition.

Income Taxes – The Partnership is taxed as a U.S. partnership. Under applicable federal and state laws, the taxable income or loss of a general partnership is allocated to each partner based upon its ownership interest. Each partner's tax status, in turn, determines the appropriate income tax for its allocated share of taxable income or loss. The Partnership is subject to the Unincorporated Business Tax ("UBT") in the City of New York for which it records an income tax provision.

Recently Adopted Accounting Pronouncements

In January 2010, FASB issued guidance on *Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements*. This guidance provides amended disclosure requirements related to fair value measurements, including the amounts of and reasons for transfers in and out of Levels 1 and 2 fair value measurements and reporting activity in the reconciliation of Level 3 fair value measurements on a gross basis. This guidance provides amendments that clarify existing disclosures regarding the level of disaggregation for providing fair value measurement disclosures for each class of assets and liabilities. In addition, it clarifies existing disclosures about inputs and valuation techniques used to measure fair value for both recurring and nonrecurring fair value measurements that are required for either Level 2 or Level 3. This guidance was effective for interim and annual reporting periods ending after December 15, 2009 except for the disclosures about the roll–forward of activity in Level 3 fair value measurements, which was effective for fiscal years beginning after December 31, 2010 and for interim periods within those fiscal years. The adoption of this guidance did not have a material impact on the Partnership's statement of financial condition.

1. General and Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements

In April 2011, FASB issued guidance on *Transfers and Servicing – Reconsideration of Effective Control for Repurchase Agreements*. This guidance changes the assessment of effective control by eliminating the collateral maintenance requirement. This FASB guidance is effective for interim and annual periods beginning after December 15, 2011. The adoption of this FASB guidance is not expected to have a material impact on the Partnership's statement of financial condition.

In May 2011, FASB issued guidance on *Fair Value Measurement – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS*. This guidance expands the disclosure requirements around fair value measurements categorized in Level 3 of the fair value hierarchy. It also clarifies and expands upon existing requirements for fair value measurements of financial assets and liabilities as well as instruments classified in stockholders' equity. This FASB guidance is effective for interim and annual periods beginning after December 15, 2011. The adoption of this FASB guidance is not expected to have a material impact on the Partnership's statement of financial condition.

In December 2011, FASB issued guidance on *Disclosures about Offsetting Assets and Liabilities*, which will require entities to disclose information about offsetting and related arrangements to enable users of the statement of financial condition to evaluate the potential effect of netting arrangements on an entity's financial position, including the potential effect of rights of set–off. This FASB guidance is effective for interim and annual reporting periods beginning on or after January 1, 2013. The adoption of this FASB guidance is not expected to have a material impact on the Partnership's statement of financial condition.

2. Fair Value Measurement

The Partnership's Securities owned and Securities sold, not yet purchased consisted of the following (in thousands):

	Securities Owned	Securities Sold, Not Yet Purchased
As of December 31, 2011		
Agency mortgage backed securities	$ 784,358	$ 19,890
US Government treasuries	441,133	645,500
US Government agencies	440,182	236,137
Corporate bonds	57,918	34,391
Equities	32,727	9,992
Equity options	1,532	1,046
Municipal bonds	598	–
Futures	23	365
Total	$ 1,758,471	$ 947,321

2. Fair Value Measurement (continued)

The following tables set forth by level within the fair value hierarchy financial assets and liabilities accounted for at fair value under FASB guidance at December 31, 2011 (in thousands):

	Assets at Fair Value at December 31, 2011			
Description	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Fair Value, December 31, 2011**
Securities owned:				
Agency mortgage backed securities	$ –	$ 784,358	$ –	$ 784,358
US Government treasuries	441,133	–	–	441,133
US Government agencies	–	440,182	–	440,182
Corporate bonds	–	57,918	–	57,918
Equities	32,727	–	–	32,727
Equity options	1,532	–	–	1,532
Municipal bonds	–	598	–	598
Futures	23	–	–	23
Total	$ 475,415	$ 1,283,056	$ –	$ 1,758,471

	Liabilities at Fair Value at December 31, 2011			
Description	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Fair Value, December 31, 2011**
Securities sold, not yet purchased:				
Agency mortgage backed securities	$ –	$ 19,890	$ –	$ 19,890
US Government treasuries	645,500	–	–	645,500
US Government agencies	–	236,137	–	236,137
Corporate bonds	–	34,391	–	34,391
Equities	9,992	–	–	9,992
Equity options	1,046	–	–	1,046
Futures	365	–	–	365
Total	$ 656,903	$ 290,418	$ –	$ 947,321

2. Fair Value Measurement (continued)

Derivative Contracts – Derivative contracts can be exchange–traded or OTC. Exchange–traded derivatives typically fall within Level 1 or Level 2 of the fair value hierarchy depending on whether they are deemed to be actively traded or not. The Partnership generally values exchange–traded derivatives using the closing price of the exchange–traded derivatives. OTC derivatives are valued using market transactions and other market evidence whenever possible, including market–based inputs to models, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment. Such instruments are typically classified within Level 1 or 2 of the fair value hierarchy.

The Partnership does not designate any derivative contracts as hedges for accounting purposes. FASB guidance requires that an entity recognize all derivative contracts as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. The fair value of all derivative contracts is recorded on a net–by–counterparty basis where a legal right to setoff exists under an enforceable netting agreement. The derivative contracts are recorded as part of Securities owned and Securities sold, not yet purchased in the statement of financial condition (in thousands):

	As of December 31, 2011		
Description	**Notional Amount**	**Securities Owned**	**Securities Sold, Not Yet Purchased**
Futures	$ 305,382	$ 23	$ 365
Equity options	72,778	1,532	1,046
TBA	1,533,548	3,004	3,513

The fair value of TBAs are included in Agency mortgage backed securities in the Securities owned and Securities sold, not yet purchased table above.

3. Receivables from and Payables to Broker–Dealers, Clearing Organizations, Customers and Related Broker–Dealers

At December 31, 2011, Receivables from and Payables to broker–dealers, clearing organizations, customers and related broker–dealers include (in thousands):

Receivables:	
Contract value of fails to deliver	$ 429,064
Net pending trades	303,935
Receivables from clearing organizations	51,382
Receivables from customers	789
Accrued commissions receivable, net	543
Receivable from futures carrying broker	366
Other receivables from broker–dealers and related broker–dealers	6,043
Total receivables	$ 792,122
Payables:	
Contract value of fails to receive	$ 545,830
Payables to clearing organizations	21,001
Payables to customers	6,628
Other payables to broker–dealers and related broker–dealers	6,605
Total payables	$ 580,064

A portion of these receivables and payables are with Cantor and CastleOak Securities, L.P. ("CastleOak"), an affiliate of CFLP, (see Note 7, "Related Party Transactions", for additional information related to these receivables and payables).

Substantially all open fails to deliver and fails to receive transactions as of December 31, 2011 have subsequently settled at the contracted amounts.

Receivables from and Payables to broker–dealers and clearing organizations primarily represent amounts due on undelivered securities; primarily mortgage backed issues, government securities, equities and corporate bonds and cash on deposit with clearing organizations.

Receivables from and Payables to customers include amounts due on cash transactions. At December 31, 2011, there were no customer securities that had been received by the Partnership as collateral to support margin financings.

4. Securities Financing Transactions

At December 31, 2011, the Partnership had accepted collateral that it is permitted by contract or custom to sell or repledge. Such collateral consisted primarily of securities received from customers and other broker–dealers in connection with both reverse repurchase agreements and securities borrowed. At December 31, 2011, the fair value of such collateral was $12.4 billion. In conjunction with the Partnership's securities financing activities, collateral with a fair value of $13.1 billion was loaned to counterparties. Additionally, a portion of collateral received is used by the Partnership to cover short sales, to obtain financing, and to satisfy deposit requirements at clearing organizations. At December 31, 2011, collateral of $0.8 billion had been delivered against securities sold short or repledged by the Partnership.

5. Fixed Assets, Net

	December 31, 2011
Fixed assets, net consisted of the following (in thousands):	
Leasehold improvements and other fixed assets	$ 10,140
Computer and communication equipment	3,558
Software, including software development costs	1,912
	15,610
Less: accumulated depreciation and amortization	8,402
Fixed assets, net	$ 7,208

In accordance with FASB guidance for *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*, the Partnership capitalizes qualifying computer software costs incurred during the application development stage and amortizes them over their estimated useful life of three years on a straight–line basis. The carrying value of capitalizable qualifying computer software costs amounted to $0.3 million at December 31, 2011.

6. Commitments, Contingencies and Guarantees

Leases – The Partnership is obligated for minimum rental payments under various non–cancellable leases, principally for office space, expiring at various dates through 2019. As of December 31, 2011, the minimum lease payments under these arrangements are as follows (in thousands):

	Minimum Lease Payments
Years Ending December 31:	
2012	$ 1,886
2013	1,687
2014	1,386
2015	1,021
2016	737
Thereafter to 2019	797
Total	$ 7,514

Certain of these leases contain escalation clauses that require payment of additional rent to the extent of increases in certain operating and other costs. The amounts in the above table do not include amounts related to such escalation clauses.

Guarantees – The Partnership is a member of various securities clearing organizations and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the clearing organizations or exchange, all other members would be required to meet the shortfall. The Partnership's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Partnership to be required to make payments under these arrangements is remote. Accordingly, no liability was required to be recorded in the statement of financial condition.

Legal Matters – In the ordinary course of business, various legal actions are brought and may be pending against the Company. The Company is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self–regulatory agencies (both formal and informal) regarding the Company's business. Any of such actions may result in judgments, settlements, fines, penalties, injunctions or other relief.

6. Commitments, Contingencies and Guarantees (continued)

Legal reserves are established in accordance with FASB guidance on Accounting for Contingencies, when a material legal liability is both probable and reasonably estimable. Once established, legal reserves are adjusted when additional information becomes available or when an event occurs requiring a change. The outcome of such items cannot be determined with certainty; therefore, the Company cannot predict what the eventual loss related to such matters will be. Management believes that, based on currently available information, the final outcome of these current pending matters will not have a material adverse effect on the financial condition of the Partnership.

Risks and Uncertainties – The Partnership generates revenues by providing securities trading and brokerage services to institutional customers and by executing, and in some cases, clearing transactions for institutional counterparties. Revenues for these services are transaction based. As a result, the Partnership's revenue could vary based on the transaction volume of the global financial markets. Additionally, the Partnership's financing is sensitive to interest rate fluctuations and could have an impact on the Partnership's overall profitability.

Financing – The Partnership has a commitment to provide a subordinated revolving line of credit of up to $10.0 million to CastleOak. At December 31, 2011, there was an outstanding balance of $3.0 million which is included in Receivables from related parties in the statement of financial condition.

7. Related Party Transactions

The Partnership's receivables from and payables to related parties represent uncollateralized advances and amounts due to related parties for support services provided.

The Partnership provides clearing and settlement services for a fee, under contractual agreements, with Cantor affiliates and CastleOak.

CFS and CFLP provide the Partnership with administrative services and other support for which they charge the Partnership based on the cost of providing such services. Such support includes allocations for utilization of fixed assets, accounting, operations, human resources and legal services. Under an Amended and Restated Joint Services Agreement between the Partnership and BGC Partners, Inc. and its affiliates ("BGCP"), BGCP provides network, data center, server administration support, and other technology services to the Partnership. BGCP charges the Partnership for these services commensurate with the cost of providing these services.

(In Thousands)

7. Related Party Transactions (continued)

An affiliate of the Partnership enters into various agreements with certain of its employees whereby these employees receive forgivable loans. These forgivable loans are stated at historical value net of amortization by the affiliate, and amortization is calculated primarily using the straight–line method over the term of the contract, which is generally two or three years.

8. Regulatory Requirements

As a registered broker–dealer, the Partnership is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3–1"). The Partnership has elected to compute its net capital using the alternative method, which requires the Partnership to maintain minimum net capital equal to the greater of $1.0 million, or 2% of aggregate debit balances arising from customer transactions, plus excess margin collected on resale agreements, as defined. As a registered futures commission merchant, the Partnership is subject to Regulation 1.17 of the Commodities Future Trade Commission ("CFTC"), which requires the Partnership to maintain minimum adjusted net capital equal to the greater of 8% of customer and non–customer risk maintenance margin requirement, or $1.0 million. At December 31, 2011, the Partnership had net capital, as defined, of $288.6 million, which was $282.0 million in excess of its required net capital.

The Partnership is also subject to the SEC Customer Protection Rule ("Rule 15c3–3"). For the December 31, 2011 customer reserve computation, the Partnership segregated qualified securities with a contract value of $106.9 million into a special reserve account in addition to $100.0 million in cash and money markets for the exclusive benefit of customers.

The Partnership is also required to perform a computation of reserve requirements for Proprietary Accounts of Introducing Brokers ("PAIB") pursuant to Rule 15c3–3. For the December 31, 2011 PAIB reserve computation, the Partnership segregated qualified securities with contract value of $9.3 million into a special reserve account for the exclusive benefit of PAIB customers.

As a registered futures commission merchant, the Partnership is required to perform computations of the requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act. As of December 31, 2011, assets segregated, secured and held in separate accounts totaled $4.4 million of which $3.2 million was cash and exceeded requirements by $0.8 million.

9. Financial Instruments and Off–Balance Sheet Risk

Trading Activities – The Partnership's trading activities include providing securities brokerage services to institutional clients and other broker–dealers. To facilitate customer transactions, the Partnership will take principal positions in financial instruments, such as equities, corporate obligations, government and mortgage backed securities, options and warrants.

Market Risk – Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, or other factors will result in losses for a specified position. In the normal course of business, the Partnership enters into transactions to purchase long inventory securities and sell securities not yet purchased, which are recorded as assets and liabilities on the statement of financial condition. The Partnership is exposed to the risk that potential market price changes may cause the ultimate asset or liability for such commitments to differ from the amount recognized on the statement of financial condition.

The Partnership does not act as a dealer or trader of complex derivatives such as swaps, collars, and caps. However, the Partnership may, from time to time, enter into foreign exchange forwards, TBAs and futures contracts to facilitate customer transactions and provide an economic hedge for the Partnership's trading inventory against interest and foreign currency fluctuations. The Partnership also enters into option contracts to facilitate customer transactions and to hedge against adverse market fluctuations of equity investments. Unrealized gains and losses relating to these derivative financial instruments are reflected in Principal transactions on the statement of operations.

Counterparty Credit Risk – Credit risk arises from the possibility that a counterparty to a transaction might fail to perform according to the terms of the contract, which could result in the Partnership incurring losses. As a securities broker–dealer, the Partnership is engaged in various securities trading and brokerage activities, servicing a diverse group of domestic and foreign corporations, governments and institutional and individual investors. A substantial portion of the Partnership's transactions are fully collateralized and are executed with and on behalf of institutional investors including major brokers and dealers, money center and other commercial banks, insurance companies, pension plans, and other financial institutions. The Partnership's exposure to the risk of incurring losses associated with the non–performance of these counterparties in fulfilling their contractual obligations pursuant to securities and commodities transactions can be directly impacted by volatile trading markets, which may impair the counterparties' ability to satisfy their obligations to the Partnership. The Partnership did not enter into any and does not have repurchase or reverse repurchase agreements to maturity during 2011.

9. Financial Instruments and Off–Balance Sheet Risk (continued)

The Partnership monitors counterparty activity daily and does not anticipate non–performance by counterparties. The Partnership has a policy of periodically reviewing the credit worthiness of each counterparty with which it conducts business.

Customer Activities – The Partnership's customer activities include the execution, settlement, custody, and financing of various securities and commodities transactions on behalf of customers. These activities may expose the Partnership to risk in the event a customer is unable to fulfill its contractual obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

The Partnership seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Partnership monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

The Partnership's customer financing and securities settlement activities require the Partnership to pledge customer securities as collateral in support of various secured financing sources, such as bank loans. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Partnership may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Partnership controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Partnership establishes credit limits for such activities and monitors compliance on a daily basis.

10. Collateralized Borrowings

The Partnership has a $150.0 million committed, secured bank facility that permits the Partnership to finance a broad array of US fixed income and equity securities. The facility is structured as a 364 day senior secured revolving credit facility involving three banks participating in equal amounts. The borrowings are guaranteed by CFLP. The facility is used on a regular basis to finance inventory. The facility was set to mature on January 9, 2012, but was renewed for 364 days and now matures on January 7, 2013. There were no borrowings outstanding under the facility at December 31, 2011. The interest rate on this facility is 1 month LIBOR plus 175 basis points.

(In Thousands)

11. Subordinated Borrowings

During April 2010, the Partnership entered into two subordinated borrowing agreements with CFLP and CFS in the amounts of $0.5 million and $49.5 million, respectively. The rate of interest on both borrowings is three months LIBOR plus 600 basis points maturing April 26, 2015. These borrowings were repaid during December 2011.

During September 2010, the Partnership entered into two subordinated borrowing agreements with CFLP and CFS in the amounts of $0.5 million and $49.5 million, respectively. The rate of interest on both borrowings is three months LIBOR plus 600 basis points, maturing September 10, 2014.

During June 2011, the Partnership entered into two subordinated borrowing agreements with CFLP and CFS in the amounts of $1.3 million and $128.7 million, respectively. The rate of interest on both borrowings is three months LIBOR plus 600 basis points, maturing June 15, 2016.

These borrowings are subordinated to the claims of general creditors, approved by the Financial Industry Regulatory Authority and other regulators, and are included in the Partnership's calculation of net capital and the capital requirements under FINRA Rule 4120.

12. Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the statement of financial condition carrying amounts and the tax bases of existing assets and liabilities. As of December 31, 2011, the Partnership has net deferred tax assets of $1.1 million.

The total amount of unrecognized tax benefits was $0.3 million as of December 31, 2011, which if recognized, would favorably affect the effective tax rate in future periods. The Partnership recognizes the accrual of interest and penalties related to unrecognized tax benefits in the provision for income taxes.

The unrecognized tax benefit and accrued interest relates to a potential NYC UBT audit adjustment for the tax years 2002–2004.

13. Subsequent Events

During January 2012, the Partnership extended its secured bank facility which will now mature on January 7, 2013, at an interest rate of 1 month LIBOR plus 175 basis points (See Note 10, "Collateralized Borrowings", for further detail).

The Partnership has evaluated subsequent events through the date the statement of financial condition was issued. There have been no additional material subsequent events that would require recognition in the statement of financial condition or disclosure in the notes to the statement of financial condition.

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